Exhibit 12.2

TANGER PROPERTIES LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
	September 30,
	2012	2011
Earnings:
Income before equity in losses of unconsolidated joint ventures and noncontrolling interests	$40,336	$36,674
Add:
Distributed income of unconsolidated joint ventures	740	315
Amortization of capitalized interest	382	254
Interest expense	37,062	32,996
Portion of rent expense - interest factor	1,552	1,418
Total earnings	80,072	71,657

Fixed charges:
Interest expense	37,062	32,996
Capitalized interest and capitalized amortization of debt issue costs	1,031	317
Portion of rent expense - interest factor	1,552	1,418
Total fixed charges	$39,645	$34,731

Ratio of earnings to fixed charges	2.0	2.1